

April 9, 2012

<u>Via E-mail</u>
Mr. John G. Sample, Jr.
Senior Vice President and Chief Financial Officer
Atlantic American Corporation
4370 Peachtree Road N.E.
Atlanta, Georgia 30319

     Re: **Atlantic American Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed March 25, 2011
              File No. 000-03722

Dear Mr. Sample:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Jim B. Rosenberg

              Jim B. Rosenberg
              Senior Assistant Chief
              Accountant